SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               _________________

                                 SCHEDULE 13G
                                (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT
         TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(b)*


                              Genaera Corporation
                         -----------------------------
                               (Name of Issuer)


                    Common Stock, $.002 par value per share
                  -------------------------------------------
                        (Title of Class of Securities)


                                   36867G100
                             ---------------------
                                (CUSIP Number)


                                 May 28, 2003
            ------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36867G100                    13G                Page  2  of  9 Pages
-------------------------------------------------------------------------------

      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Ziff Asset Management, L.P.
-------------------------------------------------------------------------------

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              [  ]  (a)
              [  ]  (b)
-------------------------------------------------------------------------------

      3       SEC USE ONLY
-------------------------------------------------------------------------------

      4       CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
-------------------------------------------------------------------------------

           NUMBER OF                5    SOLE VOTING POWER
            SHARES                       0
         BENEFICIALLY               -------------------------------------------
          OWNED BY                  6    SHARED VOTING POWER
           EACH                          2,800,000
         REPORTING                  -------------------------------------------
          PERSON
            WITH                    7    SOLE DISPOSITIVE POWER
                                         0
                                    -------------------------------------------

                                    8    SHARED DISPOSITIVE POWER
                                         2,800,000

-------------------------------------------------------------------------------

      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,800,000(1)
-------------------------------------------------------------------------------

     10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES          [ ]

-------------------------------------------------------------------------------

     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              7.3%(2)
-------------------------------------------------------------------------------

     12       TYPE OF REPORTING PERSON
              PN
-------------------------------------------------------------------------------

CUSIP No. 36867G100                 13G                   Page  3  of  9 Pages
-------------------------------------------------------------------------------

      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              PBK Holdings, Inc.
-------------------------------------------------------------------------------

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              [   ]  (a)
              [   ] (b)
-------------------------------------------------------------------------------

      3       SEC USE ONLY
-------------------------------------------------------------------------------

      4       CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
-------------------------------------------------------------------------------

           NUMBER OF                     5    SOLE VOTING POWER
            SHARES                            0
         BENEFICIALLY                    --------------------------------------
          OWNED BY                       6    SHARED VOTING POWER
           EACH                               2,800,000
         REPORTING                       --------------------------------------
          PERSON                         7    SOLE DISPOSITIVE POWER
           WITH                               0
                                         --------------------------------------
                                         8    SHARED DISPOSITIVE POWER
                                              2,800,000
-------------------------------------------------------------------------------

      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,800,000(1)
-------------------------------------------------------------------------------

     10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES [ ]

-------------------------------------------------------------------------------

     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              7.3%(2)
-------------------------------------------------------------------------------

     12       TYPE OF REPORTING PERSON
              CO
-------------------------------------------------------------------------------

CUSIP No. 36867G100                    13G              Page  4  of  9 Pages
-------------------------------------------------------------------------------

       1        NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Philip B. Korsant
-------------------------------------------------------------------------------

       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                [   ]  (a)
                [   ] (b)
-------------------------------------------------------------------------------

       3        SEC USE ONLY
-------------------------------------------------------------------------------

       4        CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America
-------------------------------------------------------------------------------

            NUMBER OF                 5     SOLE VOTING POWER
             SHARES                         0
          BENEFICIALLY                -----------------------------------------
           OWNED BY                   6     SHARED VOTING POWER
            EACH                            2,800,000
          REPORTING                   -----------------------------------------
           PERSON
            WITH                      7     SOLE DISPOSITIVE POWER
                                            0
                                      -----------------------------------------

                                      8     SHARED DISPOSITIVE POWER
                                            2,800,000
-------------------------------------------------------------------------------

       9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,800,000(1)
-------------------------------------------------------------------------------

      10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES [ ]

-------------------------------------------------------------------------------

      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                7.3%(2)
-------------------------------------------------------------------------------

      12        TYPE OF REPORTING PERSON
                IN
-------------------------------------------------------------------------------

The following footnotes relate to pages 2 through 4:

(1) Includes shares of Common Stock underlying (i) 1,000 shares of Series C-1 Convertible Preferred Stock, $.001 par value per share, (ii) 1,000 shares of Series C-2 Convertible Preferred Stock, $.001 par value per share, and (iii) warrants to purchase an aggregate of 800,000 shares of Common Stock held by such Reporting Person. The shares of Series C-1 Convertible Preferred Stock and the shares of Series C-2 Convertible Preferred Stock have voting rights with the Common Stock on an as-converted basis as provided in the Certificates of Designations, Preferences and Rights of Series C-1 Convertible Preferred Stock and Series C-2 Convertible Preferred Stock, as applicable, which are filed as exhibits to the issuer's Form 8-K dated May 28, 2003.

(2) Percentage calculations are based on 35,666,491 shares of Common Stock outstanding as disclosed in the issuer's Form 10-Q for the three month period ended March 31, 2003 plus 2,800,000 shares of Common Stock.


Item 1(a).  Name of Issuer.

Genaera Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices.

5110 Campus Drive
Plymouth Meeting, PA 19462

Item 2(a).  Name of Person Filing.

This Schedule 13G is being filed on behalf of the following persons ("Reporting Persons")*:

(i)   Ziff Asset Management, L.P. ("ZAM")

(ii)  PBK Holdings, Inc. ("PBK")

(iii) Philip B. Korsant


* Attached as Exhibit A is a copy of an agreement among the Reporting Persons filing (as specified hereinabove) that this Schedule 13G is being filed on behalf of each of them.

Item 2(b).  Address of Principal Business Office or, if None, Residence.

Ziff Asset Management, L.P.
283 Greenwich Avenue
Greenwich, CT 06830

PBK Holdings, Inc.
283 Greenwich Avenue
Greenwich, CT 06830

Philip B. Korsant
283 Greenwich Avenue
Greenwich, CT 06830

Item 2(c).  Citizenship.

See Item 4 of the attached cover pages.

Item 2(d).  Title of Class of Securities.

Common Stock, $.002 par value per share ("Common Stock")

Item 2(e).  CUSIP Number.

36867G100

Item 3.

Not applicable.

Item 4.  Ownership.

(a) Amount beneficially owned:

           See Item 9 of the attached cover pages.

(b) Percent of class:

           See Item 11 of the attached cover pages.

(c) Number of shares as to which such person has:

           (i) Sole power to vote or direct the vote:

                     See Item 5 of the attached cover pages.

           (ii) Shared power to vote or direct the vote:

                     See Item 6 of the attached cover pages.

           (iii) Sole power to dispose or to direct the disposition:

                     See Item 7 of the attached cover pages.

           (iv) Shared power to dispose or to direct the disposition:

                     See Item 8 of the attached cover pages.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Philip B. Korsant shares voting and dispositive power over the shares of Common Stock that he beneficially owns with ZAM, the owner of record of the shares of Common Stock. PBK also shares voting and dispositive power over the shares of Common Stock that it beneficially owns with ZAM.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 9, 2003


                                              ZIFF ASSET MANAGEMENT, L.P

                                              By: PBK Holdings, Inc.,
                                                  its general partner

                                                  By: /s/ Frederick H. Fogel
                                                      -----------------------
                                                     Name:  Frederick H. Fogel
                                                     Title: Vice President


                                              PBK HOLDINGS, INC.


                                              By:  /s/ Frederick H. Fogel
                                                   ---------------------------
                                                   Name:  Frederick H. Fogel
                                                   Title: Vice President


                                              By:  /s/ Philip B. Korsant
                                                   ---------------------------
                                                   Name: Philip B. Korsant

                                   EXHIBIT A


         The undersigned, Ziff Asset Management, L.P., a Delaware limited partnership, PBK Holdings, Inc., a Delaware corporation, and Philip B. Korsant, hereby agree and acknowledge that the information required by this
Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  June 9, 2003

                                             ZIFF ASSET MANAGEMENT, L.P

                                             By:  PBK Holdings, Inc., its
                                                  general partner

                                                  By: /s/ Frederick H. Fogel
                                                      ----------------------
                                                    Name:  Frederick H. Fogel
                                                    Title: Vice President


                                             PBK HOLDINGS, INC.


                                             By:  /s/ Frederick H. Fogel
                                                  --------------------------
                                                  Name:  Frederick H. Fogel
                                                  Title: Vice President


                                             By: /s/ Philip B. Korsant
                                                 ---------------------------
                                                 Name: Philip B. Korsant